                                    FORM 11-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK  PURCHASE,  SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                 OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number:  1-4797

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

     ITW Bargaining Savings and Investment Plan

B.   Name of issuer of the securities  held pursuant to the plan and the address of its principal executive office:

     Illinois Tool Works Inc.
     3600 West Lake Avenue
     Glenview, Illinois 60025

                   ITW Bargaining Savings and Investment Plan

                              Financial Statements
                        As of December 31, 2002 and 2001
                         Together With Auditors' Report

                    Employer Identification Number 36-1258310
                                 Plan Number 039

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying  statement of net assets available for benefits of the ITW Bargaining  Savings and  Investment  Plan (the "Plan") as of December
31,  2002,  and the related  statement  of changes in net assets  available  for
benefits  for  the  year  then  ended.   These  financial   statements  are  the
responsibility  of the Plan's  management.  Our  responsibility is to express an opinion on these financial  statements  based on our audit. The statement of net assets  available for benefits of ITW Bargaining  Savings and Investment Plan as of December 31, 2001, was audited by other auditors who have ceased  operations.
Those auditors expressed an unqualified  opinion on that financial  statement in their report dated May 9, 2002.

We conducted our audit in accordance with auditing standards  generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made  by  management,  as  well  as  evaluating  overall
financial  statement  presentation.   We  believe  that  our  audit  provides  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2002, and the changes in net assets  available for benefits for the year then ended, in conformity with accounting  principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 11, 2003

This is a copy of the audit report  previously  issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K/A for the year ended December 31,
2001.  This  audit  report  has not been  reissued  by  Arthur  Andersen  LLP in connection  with the  filing  on Form  11-K/A.  See  Exhibit  23.2  for  further discussion.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan, formerly known as the Premark
International,  Inc. Bargaining Retirement Savings Plan, as of December 31, 2001
and 2000,  and the  related  statement  of changes in net assets  available  for benefits for the year ended December 31, 2001.  These  financial  statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with  accounting  principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

                   ITW BARGAINING SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2002 and 2001

           Employer Identification Number 36-1258310, Plan Number 039

                                2002              2001
ASSETS:                     -----------       -----------
  Other receivable          $        23       $        --

  Proportianate share of
   Master Trust assets       10,731,819        14,231,433
                            -----------       -----------
        Total assets         10,731,842        14,231,433

LIABILITIES:
  Fees payable                        8                --
                            -----------       -----------
NET ASSETS AVAILABLE
 FOR BENEFITS               $10,731,834       $14,231,433

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                   ITW BARGAINING SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2002

           Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
    Contributions-
            Company                                            $       284,065
            Participant                                              1,044,061
            Rollover                                                     1,400
                                                               ---------------
                  Total contributions                                1,329,526

    Proportionate share of Master Trust net investment loss         (1,398,252)
    Benefits paid to participants                                   (3,516,760)
    Administrative expenses                                                (15)
    Transfers from other plans (Note 10)                                85,902
                                                               ---------------
                  Net decrease                                      (3,499,599)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                               14,231,433
                                                               ---------------
    End of year                                                $    10,731,834
                                                               ===============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                   ITW BARGAINING SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

           Employer Identification Number 36-1258310, Plan Number 039

1.   DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following  describes the major provisions of the ITW Bargaining  Savings and
Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining  agreements of  participating  business  units of Illinois Tool Works
Inc. and its  subsidiaries  (the  "Company")  are eligible to participate in the
Plan on the first day of the month  following  the  completion  of six months of service. Established on January 1, 1991 and as subsequently amended, the Plan is subject to provisions  of the Employee  Retirement  Income  Security Act of 1974
("ERISA").

The funding  vehicle for the Plan is the ITW Savings and  Investment  Trust (the
"Master Trust") at Putnam Fiduciary Trust (the "Trustee"). The Trustee serves as investment manager for the Putnam funds, recordkeeper, and trustee.

Participant and Company Contributions

Effective January 1, 2002, participants may contribute amounts from a minumum of
1% to a maximum of 50% of eligible  compensation  to their pre-tax and after-tax accounts.  Separately,  the  maximum  pre-tax  account  contribution  is  50% of eligible compensation, while the maximum after-tax account contributions is 10%.
The combined pre-tax and after-tax  contributions  cannot exceed 50% of eligible compensation.  Participants may change their contribution  percentages with each payroll.  Prior to January 1, 2002, the maximum pre-tax contribution was 16% and the combined pre-tax and after-tax contribution could not exceed 16%.

Beginning September 1, 2002,  partipants who are at least age 50 during the plan year may be eligible to contibute an additional  amount to the Plan on a pre-tax basis. This additional amount, known as a "catch-up" contribution, is subject to an annual maximum amount.

Participant  and  Company  contributions  may begin with the  attainment  of the eligibility  requirements of the Plan. The Company provides a contribution based on formulas set forth for each participating business unit of the Company.

Investment Funds

Effective August 19, 2002, there are  twenty-eight  investment  options in which participants  may choose to invest.  Previously,  there were  thirty  investment options in which participants chose to invest. Investment income in each fund is allocated daily among the  participants'  balances in each fund,  except for the
Putnam  Money Market Fund and the Stable  Asset Fund.  These two funds  allocate income to participant account balances monthly.

For  each  of  the  funds  valued  daily,  investment  income  is  allocated  to participant  accounts  based on the previous day's closing share value times the number of shares in their  account.  For the monthly  valued funds,  a month-end share value is determined by the Trustee from the  investments  and allocated to participant accounts based on the number of shares in their account.

Participants  may change their  investment  elections or transfer their balances between funds in multiples of 1% on any given day.

Vesting

Participants'  interest in their employee contribution accounts are fully vested at all times.  Effective  January 1, 2002,  eligible  participants'  interest in their Company  contribution  accounts will be fully vested.  Prior to January 1,
2002,  participants'  interest in their  Company  contribution  accounts vest as shown in the following table:

        Years of                   Vested
    Vesting Service             Percentage
    ---------------            ------------
    Less than 1                      0
    1 but less than 2               20%
    2 but less than 3               40%
    3 but less than 4               60%
    4 but less than 5               80%
    5 or more                      100%

Participant Loans

Participants  may  borrow  up to 50% of  their  vested  account  balance,  up to
$50,000,  with a minimum loan amount of $1,000 from the vested  portion of their accounts.  Loans bear a reasonable rate of interest, are secured by a portion of the  participants'  accounts and are repayable  over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon  termination  of  employment  or death of a plan member,  participants  may receive a  lump-sum  payment  of their  account  balances.  Additional  optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures,  representing the unvested portion of the Company's  contributions, previously  were used to reduce  future  Company  contributions  pursuant to the terms of the Plan.  There were no unvested  amounts  remaining from  participant accounts as of December 31, 2002 and $373 as of December 31, 2001.

2.   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The  financial  statements  of the Plan are  prepared  on the  accrual  basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States of America requires  management to make estimates  and  assumptions  that  affect  the  reported  amounts  of assets and liabilities  and  changes  therein,  and  disclosure  of  contingent  assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments  (other than those of the Stable  Asset  Fund) are  reported at fair values based on quoted market prices of the underlying  securities in which each
fund   invests.   Investments   of  the  Stable  Asset  Fund  consist  of  fully
benefit-responsive  investment  contracts  and are  reported at contract  value, which approximates fair market value.

Purchases and sales of securities  are recorded on a trade date basis.  Interest income is  recorded  on an accrual  basis.  Dividend  income is  recorded on the ex-dividend date.

The Plan  provides  for  investments  that,  in general,  are exposed to various risks, such as interest rate,  credit,  and overall market volatility risks. Due to the  level of risk  associated  with  certain  investment  securities,  it is reasonably  possible  that changes in the values of investment  securities  will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year,  rather than  the  original  cost  at  the  time  of  purchase.  The  Plan's  unrealized appreciation  (depreciation) and realized gain (loss) are included in the Plan's proportionate share of the Master Trust net investment income or loss.

3.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has  benefit-responsive  investment  contracts.  The accounts for these contracts are credited with earnings on the underlying  investments  and charged for  participant  withdrawals  and  administrative  expenses.  The contracts are
included  in  the  financial  statements  at  contract  value.   Contract  value
represents   contributions  made  under  the  contract,   plus  earnings,   less
participant withdrawals and administrative expenses.

There are no reserves  against  contract  value for credit risk of the  contract issuer or  otherwise.  The  average  yield and  crediting  interest  rates  were approximately 5 and 6 percent for 2002 and 2001, respectively.

4.   ADMINISTRATIVE EXPENSES

Investment  evaluation  and Trustee  expenses are paid through the Master Trust.
Effective with the 3rd quarter 2002, Trustee expenses are allocated to the plans in the Master Trust.  These  expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust assets.  Prior to that time,  none of the
Trustee expenses were allocated to the Plan.  Investment evaluation expenses are not allocated to the Plan and deducted from Plan assets.

In  addition,  certain  administrative  expenses  of the Plan are paid from plan assets  to the  extent  permissible  by  law.  Other  outside  professional  and administrative services are paid by or provided by the Company.

5.   ADMINISTRATION

All funds are  deposited  with and held for  safekeeping  by the Trustee under a master trust agreement with the Company.  The master trust  agreement  provides, among  other  things,  that  the  Trustee  shall  keep  accounts  of  all  trust transactions and report them periodically to the Company.  Investment decisions, within the  guidelines  of the  investment  funds,  are made by the  Trustee and investment  managers.  The  Trustee  may  use an  independent  agent  to  effect purchases  and sales of common stock of the Company for the Illinois  Tool Works
Inc.  Common Stock Fund.  Other  administrative  services,  such as  participant recordkeeping, are performed by the Trustee.

6.   RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest  according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary,  investment  manager and custodian to the Plan.  As defined by ERISA,  any person or  organization  which provides these services to the Plan is a related party-in-interest. Fees paid by the Master  Trust to the Trustee were  $104,355 for the year ended  December 31,
2002.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The
Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7.   PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan subject to the provisions of ERISA.

8.   TAX STATUS

The Plan  obtained its latest  determination  letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in  accordance  with the  applicable  requirements  of the Internal
Revenue  Code.  The plan  administrator  believes  that  the  Plan is  currently designed and being operated in compliance  with the applicable  requirements  of the Internal Revenue Code. Therefore,  the plan administrator  believes that the
Plan was  qualified  and the related  trust was  tax-exempt  as of the financial statement dates.

9.   MASTER TRUST

The Master Trust was established for the investment assets of the Plan and other
Company  sponsored  retirement  plans.  Certain amounts in the Plan's  financial statements  represent the Plan's  proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net Master Trust assets as of December 31, 2002 and 2001 are as follows:

                                                         2002           2001
                                                      ----------     ----------
Assets-
 Dividends receivable                              $   1,311,606     $       --
 Investments, at fair value-
   Interest - bearing cash                            15,378,187      23,814,926
   Company common stock                              369,872,990     409,166,071
   Participant loans                                  56,216,158      53,947,526
   Value of interest in common/collective trusts
                                                      59,972,096      74,025,136

   Value of interest in registered investment
    companies                                        793,179,746     939,722,911
   Investment contracts with insurance companies     225,089,452     201,743,550
                                                  --------------  --------------
      Total investments                            1,519,708,629   1,702,420,120
                                                  --------------  --------------
         Net Master Trust assets                  $1,521,020,235  $1,702,420,120
                                                  ==============  ==============

The Plan's  proportionate  share of the Master  Trust's  assets  represents  the specific  assets which are  identifiable  to the Plan and an  allocation  of the common assets. The Plan's  proportionate  share of the Master Trust's assets was
1% at December 31, 2002 and 2001.

Net  investment  income  relating to the common  assets of the Master  Trust are allocated to the individual plans based upon average monthly  balances  invested by each plan.  For the year ended December 31, 2002, the earnings on investments of the Master Trust are as follows:

Investment income-
    Interest-
      Interest-bearing cash                                       $         246
      Interest from investment contracts with insurance companies    11,662,693
      Participant loans                                               3,966,795
                                                                   ------------
         Total interest                                              15,629,734

    Dividends on Company common stock                                 6,544,188
    Net gain on sale of assets                                       34,670,648
    Unrealized depreciation of assets                               (49,249,104)
    Net investment loss from common/collective trusts               (16,919,209)
    Net investment loss from registered investment companies       (155,493,064)
    Other income                                                        483,474
                                                                   ------------
          Net investment loss                                     $(164,333,333)
                                                                   ============

The  Plan's  proportionate  share of the  Master  Trust's  net  investment  loss represents an allocation of the common loss.

10.   TRANSFER FROM OTHER PLAN

Effective  October 31, 2002, the Medalist  401(k) Plan was merged into the Plan.
Substantially  all of the assets were  transferred  in November 2002. The assets transferred to the Plan totaled $85,902.

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees  have  duly  caused  this  report  to be  signed  on its  behalf by the undersigned thereunto duly authorized on June 26, 2003.

                             ITW BARGAINING SAVINGS AND INVESTMENT PLAN

                          By: /s/ Robert Callahan
                              ---------------------------
                              Robert Callahan,
                              Senior Vice President, Human Resources

                                                                    EXHIBIT 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report,  included or  incorporated  by reference  in this Form 11-K/A,  into the
Illinois Tool Works Inc.'s previously filed registration  statements on Form S-8
(File Nos. 333-105731,  333-22035, 333-37068, 333-75767 and 333-69542), Form S-4
(File Nos.  333-02671,  333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780
and 333-70691) and Premark  International,  Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 26, 2003

                                                                    EXHIBIT 23.2

                 NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Arthur  Andersen  LLP audited the  financial  statement  for and as of the years ended  December 31, 2001 and 2000  included in the annual  report on Form 11-K/A
for  the  year  ended  December  31,  2002.   These  financial   statements  are
incorporated  by reference  into  Illinois  Tool Works Inc.'s  previously  filed registration statements on Form S-8 (File No.'s 333-22035,  333-37068, 333-75767
and  333-69542),  Form S-4 (File No.'s  333-02671,  333-25471 and 333-88801) and
Form S-3 (File No.'s 33-5780 and  333-70691) and Premark  International,  Inc.'s
previously  filed  registration  statements on Form S-3 (File No.'s 33-35137 and
333-62105). After reasonable efforts, Illinois Tool Works Inc. has not been able to obtain the consent of Arthur Andersen LLP to the  incorporation  by reference of its audit report dated January 28, 2002 into our registration statements. The absence of an updated  consent  may limit  recovery  by  investors  from  Arthur
Andersen LLP, particularly under Section 11(a) of the Securities Act of 1933.

                                                                      EXHIBIT 99

     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The following  statement is being made to the Securities and Exchange Commission solely for purposes of Section 906 of the  Sarbanes-Oxley Act of 2002 (18 U.S.C.
1349),  which  carries  with it  certain  criminal  penalties  in the event of a knowing or willful  misrepresentation.  Each of the undersigned hereby certifies that the Annual  Report on Form 11-K/A for the period  ended  December  31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange
Act of 1934 and that the information  contained in such report fairly  presents, in all material respects,  the financial  condition and results of operations of the Plan.

Dated: June 26, 2003       /s/ W. James Farrell
                           -------------------------------------
                           W. James Farrell, Chairman
                           and Chief Executive Officer

Dated: June 26, 2003       /s/ Jon C. Kinney
                           -------------------------------------
                           Jon C. Kinney, Senior Vice President
                           and Chief Financial Officer